SECURITI )N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merger & Acquisition Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 East 53rd Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz — 212-750-0630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merger & Acquisition Capital Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DANNY MELENDEZ
Notary Public - State of New York
NO. 01ME6174995
Qualified In New York County
My Commission Expires 10/1/2015

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERGER & ACQUISITION CAPITAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2011

Weintraub & Associates, LLP

Certified Public Accountants

MERGER & ACQUISITION CAPITAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2011

MERGER & ACQUISITION CAPITAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2011

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Merger & Acquisition Capital Services, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, Inc. as of December 31, 2011, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merger & Acquisition Capital Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedule listed in the accompanying index required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 22, 2012

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash in bank	$ 20,243
Prepaid expenses	9,621
Property and equipment - net	619
Total Assets	$ 30,483

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 3,825
Stockholder's Equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	34,000
Additional paid-in-capital	387,855
Deficit	(395,197)
Total Stockholder's Equity	26,658
Total Liabilities and Stockholder's Equity	$ 30,483

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Investment advisory income	$ 300,000
Expenses:	
Consultant fees	111,750
Management fee	178,000
Regulatory fees	12,714
Professional fees	3,850
Other operating expenses	14,876
Total Expenses	321,190
Loss	($ 21,190)

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$ -
Increase (decrease)	-
Balance, December 31, 2011	$ -

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Deficit	Total Stockholder's Equity
Balances, January 1, 2011	$ 34,000	$ 366,855	($ 374,007)	$ 26,848
Equity contribution	-	21,000	-	21,000
Loss	-	-	(21,190)	(21,190)
Balances, December 31, 2011	$ 34,000	$ 387,855	($ 395,197)	$ 26,658

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:	
Loss	($ 21,190)
Adjustments to reconcile loss to net cash used in operating activities Depreciation	271
(Increase) decrease in operating assets: Prepaid expenses	(764)
Increase (decrease) in operating liabilities: Accounts payable and accrued expenses	(375)
Total Adjustments	(868)
Net Cash Used In Operating Activities	(22,058)
Cash Flows From Financing Activities: Equity contributed	21,000
Net Decrease in Cash	(1,058)
Cash, Beginning of Year	21,301
Cash, End of Year	$ 20,243

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note (1) - Nature of business:

Merger & Acquisition Capital Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

Note (2) – Summary of significant accounting policies:

(A) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(B) Income taxes:
The Company has elected, and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation. The parent company stockholder will report the net taxable income or loss in its return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

The Company follows the uncertainty in income tax accounting standard.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2011, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Subsequent events evaluation:
Management has evaluated subsequent events through February 22, 2012, the date the financial statements were available to be issued.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2011

Note (2) - Summary of significant accounting policies - cont'd:

(F) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) – Property and equipment:

Property and equipment consists of the following as of December 31, 2011:

Equipment, furniture and fixtures	$ 1,500
Less: Accumulated depreciation	881
Net book value	$ 619

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is seven years. Depreciation for the year 2011 amounted to $271.

Note (4) - Related party transactions:

The Company paid management fees to JCM Acquisition Company, the Company's 100% owner. The total amount paid and expensed during 2011 was $178,000.

Note (5) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $16,416 which exceeded its requirement of $5,000 by $11,416. The Company had a percentage of aggregate indebtedness to net capital of .233 to 1 as of December 31, 2011.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Computation of Net Capital

Stockholder's equity	$ 26,658
Non-allowable assets:	
Prepaid expenses	9,621
Property and equipment -net	619
Total non-allowable assets	10,240
Net capital before haircuts on proprietary positions	16,418
Haircuts	2
Net capital	16,416
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $3,825	5,000
Excess net capital	$ 11,416
Ratio of aggregate indebtedness to net capital	.233 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 3,825
Total aggregate indebtedness	$ 3,825

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2011):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 19,916
Adjustment to nonallowable assets	813
Audit adjustments affecting equity	(3,825)
Other audit adjustments	(488)
Net capital per above	$ 16,416

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the President of
Merger & Acquisition Capital Services, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of Merger & Acquisition Capital Services, Inc. for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2011 to December 31, 2011, with amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Merger & Acquisition Capital Services, Inc. taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 22, 2012

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, INC.

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT FOR THE PERIOD JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 300,000
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 300,000

Determination of General Assessment:

SIPC Net Operating Revenues	$ 300,000
General Assessment @ .0025	$ 750

Assessment Remittance:

Amount of General Assessment	$ 750
Less: Payment Made With Form SIPC-6 in August 2011	(188)
Assessment Balance Due	$ 562

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2011 through December 31, 2011:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 300,000
SIPC Net Operating Revenues as computed above	300,000
Difference	$ -

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the President of
Merger & Acquisition Capital Services, Inc.
New York, New York

In planning and performing our audit of the financial statements of Merger & Acquisition Capital Services, Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 22, 2012

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
White Plains, NY 10601
Tel: 914-761-4773
Fax: 914-761-2902
Website: www.weintraubcpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066092 FINRA DEC
MERGER & ACQUISITION CAPITAL SERVICES INC 8*8
336 E 53RD ST 4TH FL
NEW YORK NY 10022-5310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 749.94

B. Less payment made with SIPC-6 filed (exclude interest) (187.50)

8/11/11
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 562.44

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 562.44

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 562.44

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MERGER & ACQUISITION CAPITAL SERVICES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of JANUARY, 2012.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01, 2011
and ending 12-31, 2011

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 299979

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): -0-

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions -0-

2d. SIPC Net Operating Revenues $ 299979

2e. General Assessment @ .0025 $ 749.94

(to page 1, line 2.A.)